SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2006

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	News Release dated April 18, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2006

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

NEWS RELEASE
April 18, 2006
AINSWORTH LUMBER CO. LTD. (TSX: ANS)
AINSWORTH LUMBER ANNOUNCES THE CLOSING OF ITS OFFERING OF SENIOR NOTES
Vancouver, Canada — April 18, 2006 — Ainsworth Lumber Co. Ltd. today announced the closing of its previously announced Rule 144A offering of US$75 million aggregate principal amount of Senior Floating Rate Notes due 2013. Ainsworth intends to use the net proceeds of the offering to partially finance the construction of a second production line at its Grande Prairie, Alberta OSB facility.
This press release is not an offer of securities for sale in the United States. The notes have not been registered under the United States Securities Act of 1933 or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
Investor Relations Contact:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca